SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

Telephone: (713) 241-6161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 88,950,136 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 88,950,136 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 88,950,136 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 65.9%
14	TYPE OF REPORTING PERSON HC; PN

*	Includes 21,475,068 Common Units and 67,475,068 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P. (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014.
**	Based on the number of Common Units (21,475,068) and Subordinated Units (67,475,068) issued and outstanding as of November 3, 2014, as reported to the Reporting Persons by the Partnership.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 88,950,136 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 88,950,136 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 88,950,136 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 65.9%
14	TYPE OF REPORTING PERSON HC; OO

**	Includes 21,475,068 Common Units and 67,475,068 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P. (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014.
**	Based on the number of Common Units (21,475,068) and Subordinated Units (67,475,068) issued and outstanding as of November 3, 2014, as reported to the Reporting Persons by the Partnership.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units (“Common Units”) representing limited partner interests of Shell Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at 910 Louisiana Street, Houston, Texas 77002.

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit F by and among (i) Shell Pipeline Company LP (“SPLC”) and (ii) Shell Midstream LP Holdings LLC (“LP Holdco” and, together with SPLC, the “Reporting Persons”).

(b) The business address of the Reporting Persons and the Covered Individuals (as defined below) is 910 Louisiana Street, Houston, Texas 77002.

(c) The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of pipelines and other assets supporting midstream operations, and the investment in interests in the Partnership.

SPLC is a Delaware limited partnership. The name and present principal occupation of each executive officer of SPLC (the “SPLC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. SPLC is the direct sole member of the other Reporting Person.

LP Holdco is a Delaware limited liability company and wholly owned subsidiary of SPLC. The name and present principal occupation of each executive officer of LP Holdco (the “LP Holdco Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

The SPLC Covered Individuals and LP Holdco Covered Individuals are collectively referred to as the “Covered Individuals.”

(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The Partnership was formed on March 19, 2014 as a Delaware limited partnership to own, operate, develop and acquire pipelines and other midstream assets. Upon the formation of the Partnership, LP Holdco, as the organizational limited partner, and Shell Midstream Partners GP LLC (the “General Partner”), contributed $50 and $50, respectively, to the Partnership.

At the closing of the Partnership’s initial public offering on November 3, 2014 (the “Offering”), in exchange for the contribution of certain assets to the Partnership, the Partnership issued (a) to LP Holdco, 21,475,068 Common Units and 67,475,068 Subordinated Units representing an aggregate 65.9% limited partner interest in the Partnership as of such time and (b) to the General Partner, 2,754,084 General Partner Units (as defined in the Partnership Agreement) representing a 2.0% general partner interest in the Partnership as of such time, pursuant to a Contribution, Assignment and Assumption Agreement dated November 3, 2014, among SPLC, the General Partner, the Partnership, LP Holdco, Shell Midstream Operating LLC, and Zydeco Pipeline Company LLC.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units and Subordinated Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The General Partner may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the Shell Midstream Partners, L.P. 2014 Incentive Compensation Plan (the “LTIP”). The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, may issue common units already owned by the General Partner, may issue common units acquired by the General Partner directly from the Partnership or any other person or any combination of the foregoing.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is ultimately controlled by SPLC. Some of SPLC’s executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. SPLC has the ability to elect all the members of the board of directors of the General Partner.

(e) Subject to the restrictions contained in the Partnership Agreement, SPLC, as the direct owner of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to changes its capitalization, through the issuance of debt or equity securities, from time to time in the future. SPLC has no current intention of changing the present capitalization or distributions of the Partnership.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) SPLC does not directly own any Common Units or Subordinated Units; however, as the sole member of LP Holdco, it may be deemed to beneficially own (x) 21,475,068 Common Units held of record by LP Holdco, which represents approximately 65.9% of the outstanding Common Units of the Partnership and (y) 67,475,068 Subordinated Units held of record by LP Holdco, which represent all of the outstanding Subordinated Units.

(2) LP Holdco is the record and beneficial owner of (x) 21,475,068 Common Units, which represents 65.9% of the outstanding Common Units, and (y) 67,475,068 Subordinated Units, which represents all of the outstanding Subordinated Units.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Margaret C. Montana	6,700	*
Kevin M. Nichols	5,500	*
Alton G. Smith	1,565	*
Michele F. Joy	1,490	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 4(a) are based on the number of Common Units (21,475,068) and Subordinated Units (67,475,068) issued and outstanding as of November 3, 2014, as reported to the Reporting Persons by the Partnership.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and LP Holdco, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership intends to make a minimum quarterly distribution to the holders of Common Units and Subordinated Units of $0.1625 per unit, or $0.6500 per unit on an annualized basis, to the extent the Partnership has sufficient cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to the General Partner. The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement. Additionally, certain restrictions in the Partnership’s new revolving credit facility may restrict the Partnership’s ability to make distributions.

The Partnership Agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, the Partnership distribute all of its available cash to unitholders of record on the applicable record date, less reserves established by the General Partner. The Partnership refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.1625 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will accrue or be payable on the Subordinated Units.

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•	third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.243750 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Partnership distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2017, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding Common Units, Subordinated Units and general partner units equaled or exceeded $0.6500 per unit (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during each of the three consecutive, nonoverlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $0.6500 (the annualized minimum quarterly distribution) on all of the outstanding Common Units, Subordinated Units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2015, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding Common Units, Subordinated Units and general partner units equaled or exceeded $0.9750 (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $0.9750 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding Common Units, Subordinated Units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the Common Units.

In addition, if the unitholders remove the General Partner other than for cause:

•	the Subordinated Units held by any person will immediately and automatically convert into Common Units on a one-for-one basis; provided that (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the Subordinated Units convert pursuant to the foregoing, all cumulative Common Unit arrearages on the Common Units will be extinguished and the subordination period will end; and

•	the General Partner will have the right to convert its general partner interest and its incentive distribution rights into Common Units or to receive cash in exchange for those interests.

When the subordination period ends, each outstanding Subordinated Unit will convert into one Common Unit and will thereafter participate pro rata with the other Common Units in distributions of available cash.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting the Partnership’s business. The Partnership’s unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. SPLC owns an aggregate of 65.9% of the Partnership’s Common and Subordinated Units. This gives SPLC the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 75% of the then-issued and outstanding limited partner interests of any class, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of the General Partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

Registration Rights

Under the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights will continue for two years following any withdrawal or removal of the General Partner as general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), SPLC has the right to elect the members of the board of directors of the General Partner.

Lockup Agreements

Each of the Partnership, SPLC, the General Partner and certain of the Covered Individuals agreed that for a period of 180 days from October 29, 2014, they will not, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., dispose of any Common Units or any securities convertible into or exchangeable for Common Units.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Executive Officers of SPLC and LP Holdco (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of the Partnership (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Assignment and Assumption Agreement dated November 3, 2014, among SPLC, the General Partner, the Partnership, LP Holdco, Shell Midstream Operating LLC, and Zydeco Pipeline Company LLC (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit D	First Amended and Restated Limited Liability Company Agreement of the General Partner (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated as of October 28, 2014, by and among SPLC, the Partnership, the General Partner, LP Holdco, Shell Midstream Operating LLC, and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 30, 2014 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2014

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner	By:	/s/ Margaret C. Montana
		Name:	Margaret C. Montana
By:	/s/ Michele F. Joy	Title:	President and Chief Executive Officer
Name:	Michele F. Joy
Title:	Vice President

Exhibit A

Executive Officers of Shell Pipeline Company LP

Name	Principal Occupation	Citizenship
Alton G. Smith	President	United States
Brian J. Huisman	Vice President - Tax	United States
Michele F. Joy	Vice President	United States
Kevin M. Nichols	Vice President	United States
Lynn S. Borgmeier	Secretary	United States
Susan W. Lawson	Treasurer	United States
Linda L. Meagher	Assistant Secretary	United States
Joe L. Guillen	Assistant Treasurer	United States

Executive Officers of Shell Midstream LP Holdings LLC

Name	Principal Occupation	Citizenship
Margaret C. Montana	President and Chief Executive Officer	United States
Michele F. Joy	Vice President	United States
Lynn S. Borgmeier	Secretary	United States

Exhibit A-1

Exhibit F

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 13, 2014

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner	By:	/s/ Margaret C. Montana
		Name:	Margaret C. Montana
By:	/s/ Michele F. Joy	Title:	President and Chief Executive Officer
Name:	Michele F. Joy
Title:	Vice President

Exhibit F-1